SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                     --------------------------------------
                          OFFICIAL PAYMENTS CORPORATION
                       (Name of Subject Company (Issuer))

                        KINGFISH ACQUISITION CORPORATION
              a wholly-owned subsidiary of Tier Technologies, Inc.
                                       and
                             TIER TECHNOLOGIES, INC.
                      (Names of Filing Persons (Offerors))
                     --------------------------------------
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                     --------------------------------------
                                   676235 10 4
                      (CUSIP Number of Class of Securities)
                     --------------------------------------
                                JAMES L. BILDNER
                             TIER TECHNOLOGIES, INC.
                           1350 TREAT BLVD., SUITE 250
                             WALNUT CREEK, CA 94596
                            TELEPHONE: (925) 937-3950
                            FACSIMILE: (925) 937-3752

          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                              BRUCE R. DEMING, ESQ.
                              JACK G. MARTEL, ESQ.
                           FARELLA BRAUN + MARTEL LLP
                        235 MONTGOMERY STREET, 30TH FLOOR
                             SAN FRANCISCO, CA 94104
                            TELEPHONE: (415) 954-4400
                            FACSIMILE: (415) 954-4480

                            Calculation of Filing Fee

----------------------------------------------------------------------------
Transaction valuation $86,154,144*             Amount of filing fee  $17,231
----------------------------------------------------------------------------

* For purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share, as well as the exercise of all exercisable and outstanding stock options, of Official Payments Corporation at a price of $3.00 per share, without interest. As of June 6, 2002, there were 22,952,876 shares issued and outstanding and 5,765,172 shares underlying stock options. Based on the foregoing, the transaction value is equal to the product of 28,718,048 shares and $3.00 per share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.


[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid: $17,231

          Form or Registration No.: Schedule TO-T/A

          Filing Party: Tier Technologies, Inc.

          Date Filed: June 20, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                   SCHEDULE TO

     This Amendment No. 5 amends and supplements the Tender Offer Statement, as amended, on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on June 11, 2002, relating to a tender offer by Kingfish Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Tier Technologies, Inc., a California corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Official Payments Corporation, a Delaware corporation (the "Company"), at a price of $3.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 2002 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined shall have the meanings assigned to such terms in the Offer to Purchase.

Item 5.

     Item 5 of the Schedule TO is hereby amended and supplemented to add the following:

     (a) Purchaser currently maintains, and has maintained since September 2001, its operating bank accounts with Comerica Bank, majority stockholder of the Company. In addition, since November 28, 2001, Comerica Bank, as successor by merger to Purchaser's original lender, has been the lender for a credit agreement under which Purchaser maintains a $15.0 million revolving credit facility, of which $15.0 million may be used for letters of credit. In fiscal 2001, Purchaser paid Comerica Bank approximately $70,000 in fees, excluding interest, under the credit facility. As of June 30, 2002, only standby letters of credit totaling approximately $2.0 million were outstanding under the credit facility.

Item 12. Exhibits

         (a)(1)(A)    Offer to Purchase, dated February 25, 2000.

         (a)(1)(B)    Letter of Transmittal.

         (a)(1)(C)    Notice of Guaranteed Delivery.

         (a)(1)(D) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

         (a)(1)(E) Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(1)(G)    Press release issued by Parent and Purchaser, dated
                      June 11, 2002, announcing the commencement of the Offer.

         (a)(1)(H) Summary Advertisement, dated June 11, 2002, appearing in the Wall Street Journal.

         (a)(5)(A) Press release issued by Parent, dated June 17, 2002, announcing termination of the waiting period under the Hart-Scott-Rodino Act.

         (a)(5)(B) Press release issued by Parent, dated June 20, 2002, regarding extension of the Offer until 12:00 midnight, New York City time, on July 9, 2002.

         (a)(5)(C) Complaint of Roti v. Official Payments Corporation, et al., filed in the Court of Chancery of the State of Delaware on June 19, 2002.

         (a)(5)(D) Memorandum of Understanding, dated June 26, 2002, between the parties to the Complaint.

         (a)(5)(E) Press release issued by Parent, dated July 10, 2002, regarding extension of the Offer until 5:00 p.m., New York City time, on July 24, 2002.

         (a)(5)(F) Press release issued by Parent, dated July 10, 2002, regarding status of the Offer.

         (b)          Not applicable.

         (d)(1) Agreement and Plan of Merger, dated as of May 30, 2002, by and among Parent, Purchaser and the Company.

         (d)(2) Stockholders Agreement, dated as of May 30, 2002, by and among Parent, Purchaser and the holders of Shares parties thereto.

         (d)(3) Confidentiality Agreement, dated April 17, 2002, by and between Parent and the Company.

         (d)(4)       Form of Employment Agreement.

         (g)          Not applicable.

         (h)          Not applicable.

Signature. After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                  KINGFISH ACQUISITION CORPORATION


                                  By:  /s/ James L. Bildner
                                       ------------------------------
                                  Name: James L. Bildner
                                  Title:  President and Chief Executive Officer
                                  Date:  July 18, 2002

                                  TIER TECHNOLOGIES, INC.


                                  By:  /s/ James L. Bildner
                                       ------------------------------
                                  Name: James L. Bildner
                                  Title:  Chairman and Chief Executive Officer
                                  Date:  July 18, 2002

EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION

(a)(1)(A)      Offer to Purchase, dated June 11, 2002.*

(a)(1)(B)      Letter of Transmittal.*

(a)(1)(C)      Notice of Guaranteed Delivery.*

(a)(1)(D) Form of letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E) Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G) Press release issued by Parent and Purchaser, dated June 11, 2002, announcing the commencement of the Offer.*

(a)(1)(H) Summary Advertisement, dated June 11, 2002, appearing in the Wall Street Journal.*

(a)(5)(A) Press release issued by Parent, dated June 17, 2002, announcing termination of the waiting period under the Hart-Scott-Rodino Act.*

(a)(5)(B) Press release issued by Parent, dated June 20, 2002, regarding extension of the Offer until 12:00 midnight, New York City time, on July 9, 2002.*

(a)(5)(C) Complaint of Roti v. Official Payments Corporation, et al. filed in the Court of Chancery of the State of Delaware on June 19, 2002.*

(a)(5)(D) Memorandum of Understanding, dated June 26, 2002, between the parties to the Complaint.*

(a)(5)(E) Press release issued by Parent, dated July 10, 2002, regarding extension of the Offer until 5:00 p.m., New York City time, on July 24, 2002.*

(a)(5)(F) Press release issued by Parent, dated July 10, 2002, regarding status of the Offer.*

(d)(1) Agreement and Plan of Merger, dated as of May 30, 2002, by and among Parent, Purchaser and the Company.*

(d)(2) Stockholders Agreement, dated as of May 30, 2002, by and among Parent, Purchaser and the holders of Shares parties thereto.*

(d)(3) Confidentiality Agreement, dated April 17, 2002, by and between Parent and the Company.*

(d)(4)         Form of Employment Agreement.*


--------
* Previously filed.